

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 13, 2017

Michael D. Pruitt
Chief Executive Officer
Chanticleer Holdings, Inc.
7621 Little Avenue, Suite 414
Charlotte, NC 28226

> **Re: Chanticleer Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 3, 2017**
> **File No. 001-35570**

Dear Mr. Pruitt:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ A.N. Parker *for*

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Ruba Qashu
Libertas Law Group